Patient Safety Technologies, Inc.
2 Venture Plaza, Suite 350
Irvine, California 92618

August 12, 2011

VIA FACSIMILE AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:	Patient Safety Technologies, Inc. Registration Statement on Form S-1 File No. 333-174085

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Patient Safety Technologies, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended, be accelerated so that the Registration Statement may become effective today, August 12, 2011, at 5:30 p.m. (Eastern time), or as soon thereafter as may be practicable.

The Company acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

We request that we be notified of such effectiveness by a telephone call to either Ben Orlanski at (310) 312-4126 or Matthew O’Loughlin at (714) 338-2710, both of Manatt, Phelps & Phillips, LLP.

Sincerely,

PATIENT SAFETY TECHNOLOGIES, INC.

/s/ David Dreyer
By:	David Dreyer
Title:	Chief Financial Officer